FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-4 and 7-8 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: October 12, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

For more information:
Eyal Cohen/BOS
Chief Financial Officer
+972-542525925

B.O.S. Better Online Solutions Receives Order for a Mobile and RFID
 Livestock System in Africa and Reports on Recent Developments in its
 Supply Chain Division

Rishon Letzion, Israel — October 11, 2010 — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC) today announced that it has sold a mobile and RFID livestock identification system for a project in an African country.

The first stage of the system is expected to be delivered in the fourth quarter of this year and the company expects it to yield revenues in the range of a few hundreds of thousands of dollars. Following a successful implementation of the first stage, the project may be significantly extended.

The BOS Livestock System, which provides a smooth process for livestock management, is comprised of hardware and software, including mobile handheld devices managed by the BOS ID software, RFID tags and readers, the BOS RFID server and BOS Livestock - the database for the livestock records.

BOS has been involved in a number of livestock-related projects, including the development of an RFID solution for a major Israeli pig farm and supplying the Israeli Ministry of Agriculture with animal ID tags for sheep and goats.

"This represents an important RFID project outside of Israel, and points to BOS’ growing reputation as an RFID supplier internationally," said Yuval Viner, BOS CEO.

Avidan Zelicovsky, BOS president added: "We are harvesting the investment in the livestock system that was developed and sold in Israel a year ago. In our supply chain division, we continue to invest efforts to expand business through our Israeli subsidiary, which has recently  begun representing new electronic manufacturers in the display industry such as Wintek Corporation and Fema Electronics Corporation. This will enable us to add value to our customers’ design processes.”

In the last three months BOS’ US subsidiary has experienced a reduction in orders from one of its main customers.

Mr. Zelicovsky commented: "We are examining the activities of our US subsidiary, Summit, which continues to struggle with the slowdown in the civil aerospace industry, and with the resulting decreased working capital. Summit's bank credit line (non recourse towards BOS) will expire at the end of October this year and we will be entering into a discussion with the bank for a renewal. We are committed to the long-term profitability of BOS and are examining various alternatives in order to obtain this goal."

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscorporate.com

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements". The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.